EXHIBIT 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q4 FY 08 RESULTS
APRIL 15, 2008

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 Amitabh Chaudhry
 Infosys BPO - CEO

PRESS CONFERENCE PARTICIPANTS

Sumeet
Reuters

Gayatri
Doordarshan

Balaji
Rediff

Arun
Economic Times

Rohit
Dow Jones

Bani

Good afternoon everyone.  Welcome to Infosys Annual Results Press Conference.  We will start the proceedings by a presentation by Kris on the company’s financial performance.  This will be followed by a presentation by Shibu on the company’s operational performance.  Kris comes back to give the financial outlook.  That will be followed by the Q&A.  I would request you to press the red button in the panel in front of you.  Please ask the question after you have stated your name and the publication.  Thank you and over to Kris.

Kris Gopalakrishnan

Thanks Bani and good afternoon to everyone of you.  Thank you very much for coming to the announcement of the fourth quarter results for the year end, March 31, 2008 and this is a standard safe harbor clause.  I will go through the financial performance and hand it over to Mr. Shibulal for operational performance and then I will come back to close on the outlook and the summary.

The income for the quarter was Rs. 4,542 crores.  This is an year-on-year growth of 20.4%.  The net profit after tax is Rs. 1,249.  This is an year-on-year growth of 9.2%.  If you exclude the tax reversals, Earnings Per Share has increased to Rs. 21.47, year-on-year growth of 18.6%.  The board of directors has recommended a final dividend of Rs. 7.25 per share.  This is in line with our policy of giving up to 20% as dividend and for this quarter, the board has decided to give a special dividend of Rs. 20 per share which is 400% on par value of Rs. 5 per share for fiscal 2008.  The business performance was good.  We added 40 new clients.  We added 5,947 employees.  We had said that we will add 3,500, we have added more employees.  So, the total number of employees for the group stands at 91,187 at this point.  So, if you look at the financial performance, I know that these are small letters, but I am sure that you have a copy of this. The growth in income is 20.7%, the growth in net profit before tax and minority interest and exceptional items is 24.6%, net profit after tax is 9.2%.  That is the financial performance of the company for the fourth quarter.  Now, let me hand it over to Shibulal for talking about the operational performance.

S. D. Shibulal

Good morning everyone.  As Kris said, we had a very good quarter with 5 plus percentage growth and maintaining the margins.  Interestingly enough, we have also announced dividend.  In fact, the amount of money we will be paying out through this dividend, the one-time as well as annual dividend, is in fact staggering. It is about Rs. 1,600 crores, possibly one of the largest payouts in the history of corporate India.  Now, I will take you through the operational performance, and I will also show that our strategies are working.  If you look at our core strategies of reducing our dependency on North America, increasing our fixed price, reducing our on-site, you can clearly see through these numbers that our long-term strategies are indeed working and our results are actually showing them.  In this slide, our North American revenue has come down to 60.7%.  Our strategy always has been to de-risk our revenue, our strategy has been to reduce our dependency on N orth America.  We have invested in Europe.  It has now gone to 30%, which is a major milestone, close to 30%.  Now, we are investing in rest of the world and in India. So I am hopeful that over a period of time, we will see a same kind of performance from other parts of the world.  Revenue by project types, you can see that the fixed price revenue is going up.  In fact, quarter on quarter, Q4 of 2007, it was 26%, and this quarter, it is 33%, which means that we are now focused on doing fixed price, generating value out of that, and our percentage is going up indeed.

Onsite ratio, the onsite effort has come down by 1% year-on-year from FY07 to FY08.  Again, one of our key strategies to do more and more work out of India. We are always focused on maintaining our onsite-offshore ratio and in bringing it down quarter on quarter.

Customer concentration, we have added 40 new clients this quarter.  Out of that, 5 of them are fortune 500 clients.  We have increased the number of clients giving us more than $ 1 million, 310.  There are 18 clients giving us more than $ 50 million and one client giving us more than $ 300 million.

Talking of client acquisitions, as I said, we have added 40 new clients this quarter.  We are recognized by the market and by clients. These are two of the awards we have received this quarter and also some of the recognitions we have received from the analysts, the industry analyst.  For example, we are cited as a leader in Oracle implementation service by an independent research firm.  Multiple client acquisitions, we have won 4 major deals this quarter.  One of them is between $ 200 to 300 million.  We are chasing somewhere between 12 to 15 large deals at any point in time and multiple clients.  These are deals which take long time, long incubation time, 6 to 9 months.  You can see that these client acquisitions are in multiple verticals, multiple geographies and in multiple service lines.  Also, we are winning more and more deals where the combination of services which we have, that is ITO plus BPO, Infrastructure Management, as well as IT servic es, these kinds of deals are sweet spot for us.  We have the services.  We are able to put it together in front of the client and win major deals.  Finacle is doing very well.  We have unveiled version 10 of Finacle.  It is our universal banking solution.  We have invested $ 60 million over the last 3 years in building this solution.  This includes multiple new offerings including Islamic Banking, wealth management and mobile banking solutions.  Asian Banker announced Finacle along with its customer Federal Bank as a winner of the best core banking project award for 2007.  We continue to apply for patents.  This quarter we have applied for 10, which makes it an aggregate of 119 patents pending with the patenting authority.

Human resources, we added 33,000 gross for the year of FY08, net 19,000 people.  The total strength at the group level is 91,000 people.  Out of that, 85,000 is software professionals.  Even this quarter, we have added 6,000 people, and net addition of 2,500.

Capital expenditure, we incurred Rs. 431 crores this quarter.  We have 16 million square feet of space capable of accommodating 77,000 employees and approximately 8 million sq ft under construction.  So, now, let me give it to Kris for the outlook.

Kris Gopalakrishnan

Our guidance is based on the facts and the data we have.  You all know that the environment is challenging.  In the short-term, we expect growth to be slower, but medium to long-term, we see significant opportunities to continue to growth, especially with the Global Delivery Model.  Our full service capabilities, our solutions, our relationship with our clients, our ability to scale up rapidly, all these have helped Infosys grow, so we expect the income to grow in the range of 21.1 to 21.4%.  Earnings per share to grow at around 15.2% for the quarter, and for the year, as I said, the guidance is 19 to 21%, and earnings per share is 17 to 19%, rounded it up.

In summary, Infosys has crossed a significant milestone.  In the last 12 months, we have achieved net profits of $ 1 billion.  We have also successfully maintained our margins during the year despite at 11% appreciation in the rupee.  From fiscal 07 to fiscal 08, the rupee has appreciated by 11%.  We have lost about Rs. 2,000 crores on topline, and about Rs. 1,000 crores on the bottomline and still we are able to maintain our margins.  That shows the resilience in the model, the discipline of the company in execution and things like that.  As I said, our Global Delivery Model combined with our consulting and solution capabilities provide a strong platform for customers seeking efficiencies in their IT spend and that is why we believe that the growth story continues.  Our package implementation services, our consulting services, definitely is a significant differentiator in this market place today and that is also driving growth.  We are seeing faster growth in these services.  We are seeing greater growth opportunities with large customers as they rollout their product implementations and we are seeing growth opportunities in Europe.  Europe has been growing faster than the company average for many quarters now and as we shift to other geographies like Asia Pacific, we will still see shift out of US and into Asia and Europe.  Our utilization is about 76%.  Q4, generally the utilization is slightly lower because the campus hires who joined between August and October finished their training and joined the work stream in Jan-Feb-March and so utilization typically is slightly lower, but it gives us the opportunity to grow in the future faster if the market conditions improve suddenly.  With this, let me conclude my formal presentation and we can have the question-answer session, and as Ms. Bani said, please press the button, wait for the light to come on and ask a question.  Thanks.

Mr. Sumeet

Hi, this is Sumeet from Reuters News Service.  Kris if you could tell us, you earlier said that the environment is challenging, if you could just elaborate what are the challenges you are facing in terms of the new deals that you are getting from the clients, is there any kind of postponement or delays in new deals that you are signing, or is there any kind of pricing pressure that you are seeing in the market now? Thanks.

S. D. Shibulal

What we are seeing with the clients are multiple things.  No.1, at the economy level, as every analyst has predicted that things are slowing down, IT spend growth for FY08 is supposed to be less than 50% of what happened in FY07 but the more important thing for us is our clients.  As Kris talked, we have done a survey of the top 100 clients and 76% of those clients have told us that the budget for next year, that is budget for FY08 is going to be flat of below, marginally their FY07 budget.  That means that there will be tightness in spending, the discretionary spending will be under pressure.  People will be a lot more prudent on what they spend.  The decision making cycles will get longer and the second point is that we are seeing restructuring in many of the organizations we work with.  We are seeing restructuring, we are seeing leadership changes.  These restructuring and leadership changes also lead to delays in decision making, delays in project starts and we have also seen sporadic project cancellations because of these changes. So if you look at these points, there is budget tightening, there are delays in decision making, there are sporadic project cancellations.

Mr. Sumeet

Sir, just a clarification.  In terms of Infosys, did you see any project cancellations in Q4?

Kris Gopalakrishnan

Nothing significant actually.  We saw 1-2. We execute at any point of time about 5,000 odd projects, so it is nothing significant.

Gayatri

Are you planning to diversify into other areas or just stick to your core competency in IT, non-linear growth?

Kris Gopalakrishnan

See, we will be in consulting, IT services, product engineering and BPO.  So, that is our focus area today and that will continue to be our focus area.  We will not be diversifying into other businesses, manufacturing and retails and things like that or banking or something like that.  So, we will be focused on this.  We are diversifying within our portfolio, in the sense that we are expanding in different industries. We are expanding in different markets, we are expanding in different service lines, we have added several services which today contribute more than 50% of the revenue.  These services were added in the last 6 years.  So, we continue to do that and in future also, we are starting a learning service as a solution.  We are starting software as a service, as a way of delivering software to our clients. So the company will continue to evolve.  In BPO, we have platform-based offerings today and pricing will change in some of these new offerin gs to base the pricing on transactions, volumes etc.  So, we will continue to evolve the model, continue to expand the footprint in the existing set of broad services but within this, there are a lot of changes which are happening.

Mr. Arun

Hi, Arun from the ET.  This question is to Mr. Balakrishnan.  Two things, one, your decision to kind of hike the dividend payout from the existing level of 20% to 30% of net profit. Is this a way to kind of burn cash, you are finding yourselves straddled now with too much of cash and investible surplus and the guidance you have given, assuming rupee-dollar at 40.02, if my understanding is right. So can I get some sense on what kind of dollar-rupee outlook do you have for the quarter and going forward?

V. Balakrishnan

Well, first of all you want to buy peace with the investors because I keep answering that question four times a day that we have $ 2.25 billion of cash and what we do with that. See, we always want to balance the cash required in the business with what is the returns we can get from the business. We have publicly articulated our return targets and whenever the returns are impacted, we try to balance it with one-time dividend. This year, we achieved $ 1 billion in net profit. It is a good milestone to celebrate. So we have given a one-time dividend of Rs. 20 per share and going forward, we have increased the dividend payout from up to 20% of net profits to up to 30% of net profits because in the last few years, our free cash flows at a percentage to revenue has gone up to 15%, it was 12% some years back. So, we are comfortable that we have an existing business which will continue to generate cash to sustain our growth and also to fund all the incremental investment we want to do in the business. So, we are trying to balance both and the one-time payment is the balancing act between the returns and cash we require in the business and going forward, we are comfortable that we will be generating same kind of cash in the business. Coming to rupee-dollar rate, actually the question is to Reserve Bank Governor, but I will try to answer.  We believe that like any global currency, rupee is going to be volatile. It is going to move both ways because the trade deficit is very high, close to $ 100 billion this year.  The export targets are not met this year.  Oil is at $ 110 and inflows are coming down.  In the last 2 months, if you look at, there is a direct correlation between the BSE index and the rupee-dollar rate.  So having considering all that, rupee could technically depreciate, but the inflation is very high.  It is 7.41%.  So, government could prop up the rupee to make sure that the inflation is contained.  So, like any currency, rupee is going to be volatile.  We have to watch it out carefully.  We have close to $ 760 million of hedges.  Last quarter, it was $ 1.14 billion.  So, we will actually manage our foreign currency exposure.  If you look at the full-year number, on a non-operating side, the impact because of forex is not material, is $ 1 million or so.  So, we are actually managing our exposure to make sure that the impact is minimized.

Participant

Amitabh Chaudhry

Well, as far as the Indian market is concerned, there is a business unit which is being set up by Infosys Technologies for India and right now, what we really doing is working very actively with them to ensure that we can bid for some of the contracts where we are realizing that BPO is a very integral part of the whole story.  Are we going to Indian clients to sell BPO business as yet?  No.  We are not doing at this stage and there are no immediately plans to really create a BPO business unit which sells only BPO services to Indian clients.  We have enough on our plate internationally and that is what we are focusing on.

Gayatri

How long do you expect the US recession to last?

Kris Gopalakrishnan

See, it is very difficult to say. Some expect second half to be better than the first half.  Having said that, we have based our guidance on our survey of our clients and they tell us that, their proportion of their budget to offshore will increase. So that is what we are basing it on.  Different industries will also be coming out probably at different times. So we will have to wait and see how it will go.  Once clarity is there, once companies are comfortable with the existing environment, it may not be the best environment but once they have come to grips with the environment, they will have to continue to run the business, continue to spend on technology and things like that and that is why we feel that the growth story continues.

Female Speaker

Can you talk about this India Business Unit that Amitabh had mentioned, I mean, for the technologies business and your plans for India market.

S.D. Shibulal

So, we believe that emerging markets will be of importance to us in the future. So we are investing, just like we have invested in the Europe in the past, in multiple markets across the globe.  India happens to be one of them.  So, we have set up a separate unit to focus on India, headed by Binod, one of our very senior people.  They are bidding for deals in India.  Some of them will be consortium deals but we are bidding for these kinds of deals, and other markets, where we are investing are, for example, we are investing in China, we are investing in Middle East, Latin American, Australia, Japan and Canada.

Female Speaker

Q4 growth over Q3 (in profits) is only 1.5%.  Did it cause some kind of concern or how does the company view this?

V. Balakrishnan

See, we had tax reversal of close to Rs. 20 crores in this current quarter.  If you normalize that, our growth has been good.  Even the rupee has been kind to us this quarter.  It depreciated by 1%, so we had a positive impact of 0.5% because of that.  Of course, the revenue guidance in dollar terms, we gave $ 1,136 to $ 1,142 million, the actual is $ 1,142 million and it is in line with the guidance.  On the profitability, it is slightly higher because of the tax reversal on the rupee.

Male Speaker

Bala, if you could tell us, what would be the impact of visa cost and wage hikes in Q1 margins?

V. Balakrishnan

On visa, we will be spending a similar number like what we have spent last year.  It could impact the first quarter margin by around 80 basis points or so.  On the salary front, the impact could be around 2.3% in the first quarter.

Male Speaker

Q1 wage cost would be 2.3%, thanks.

Female Speaker

Any outlook for your hiring plans for the coming year and also a question on China, how is the China market doing?

Mohandas Pai

We have said that we will hire 25,000 people gross for this year.  That is 24% increase as against the revenue growth of 21% because it needs to factor in attrition.  We have made offers of 18,000 people the previous year on the campuses.  We don’t know how many will join because normally the joining rate is about 75% to 77%.  This year, it could be higher.  The balance people will be hired in the market.  This includes global hiring, hiring for the BPO and also hiring for services.

S.D. Shibulal

In China, we have two operations, one for global clients and one for local clients.  We are investing in China in the sales force to get better traction in the local clients.  It will take some time.  As far as the global clients are concerned, we are facing challenges with our global clients in delivering work out of China for various reasons, including some of them being concerned about the intellectual property issues but we are getting over the hump.  We have about 800 people there now and we are expecting that more clients will come to China for global delivery.

Balaji

Out of these 538 active clients as of March 31, 2007, how many are US clients because 60% contribution, almost Rs. 10,000 crore is coming from them.  Can you tell me the number of US clients out of this?

S.D. Shibulal

Actually, we don’t disclose that number but the approximate number would be 60% to 70%, but there is another important point to remember.  There are very small number of clients who would be pure US going forward because most corporations operate globally. So if you look at any large bank, any large financial institutions, if you look at various organizations, they do operate globally, but in my mind it is approximately 70%.

Balaji

70% of your total clients, though they operate globally, I think their accounting and billing is in terms of US dollars and with US companies.

S.D. Shibulal

Right, yes.

Balaji

Right, okay, and then Balakrishnan, this 20% growth which is 4% lower than the projection which you made at the beginning of the year, is it attributed only to rupee appreciation or any other factors are there because you could have utilized by, I don’t know what was the billing over the year?

V. Balakrishnan

No, no.  We had given a guidance of 28%-30% in the beginning of the year.  The actual growth is 35%.  It is mainly due to the price increase.  We have seen 5% increase in revenue productivity for the full year, mainly because of revenue productivity.

Balaji

Clarification, revenue growth you gave on April 13, 2007, was…you are talking in terms of Indian GAAP or US GAAP?

V. Balakrishnan

In terms of Indian Rupee, the difference between guidance and actual is attributed mainly to rupee because Rupee appreciated by 11%, that is Rs. 5 a dollar, which is close to Rs. 2,000 crores on the topline and Rs. 1,000 crores on the bottomline.

Balaji

Pai, other than campus offering, what could be, you said, global hiring for BPO, what it could be because last time when you said 25,000, that was, I don’t know how many it included campus hiring in that, now if you say 18,000, what could be other than the campus hiring, and this campus hiring includes global also or only Indian?

Mohandas Pai

Right now, that 18,000 is the India figure.  Globally, we have a policy that we need to hire more people as a percentage increase than what we hire in India.  Our global workforce today is about 4.03%.  So, out of this 25,000 people on the gross basis, we want to grow this 4.03% at a faster pace than 24% on the overall basis and that is included in the 25,000, but 18,000 is from campuses in India.

Balaji

So, what it would be other than campus, this year what it could be gross…..?

Mohandas Pai

Other than campus it will be 7000 and that includes laterals because of the 18,000 we estimate about 15,000 to come from the campuses and that gives us 10,000. 10,000 will include laterals, we could get may be 6,000 to 6,500 laterals, and the balance 3,500 will come from just-in-time hiring the local markets and out of this laterals that we are going to hire, 6500 people, we probably could have about 500 people coming from the global workforce and from the balance may be about another 500 to 1000 people coming from the global workforce.

Male Speaker

You had about 76 of your top 100 clients have said flat budgets or lower.  Can you give us a breakdown on how many have actually it will be lower and how many of it flat and can you quantify by how much is their average number and therefore it is lower.  Thanks.

Kris Gopalakrishnan

So, only 19% we are seeing major decreases, around 10%.  Others are flat or within 10%.

Male Speaker

Out of this 60% to 70% of the US clients you said, how many are in the BFSI and how many of your clients are being really affected by the subprime crisis….I do not know whether the previous question was the same, I could not hear and as a result, they would have either lowered the budget or maintained because the way you have projected, Gopalakrishnan, very prophetic for what Nandan Nilekani, flat world and flat growth and I do not know what else it is going to be.  Even for quarter one, the projection is flat, rather less. So it is very poetic justice you see, flat world and flat growth.

Kris Gopalakrishnan

The Q1 guidance is flat because the environment is challenging in the short-term.  We cannot escape what is happening around us.  BFSI space is the largest industry vertical for Infosys today and will continue to be one of the strongest drivers for growth because they spend the maximum as a percentage of revenue on technology, they have adopted the Global Delivery Model earlier than any other industry sector and they have continued to support the Global Delivery Model better than any other sector.  We also believe that and we have seen this in the past, the whole industry is very resilient.  They come back very quickly and continue to invest in growth.  So, that is why we feel that it will continue to be a strong driver for us going forward also.  These are very, very large companies.  These are global companies.  These have revenues, greater than economies of many, many countries and things like that.  So really, it is a very imp ortant sector for us and we will continue to see growth coming from these sectors.  Now, having said that, of course, we are looking at other sectors and things like that.  We do not have a breakup of out of the 70, how many are BFSI and things like that.

Male Speaker

Just a clarification, the 19% which you said, 10% lower, is it 19% of the 76 or 19 of the 100. 19 of the 100%, and how many have said they will maintain budgets ?

Mr. Gopalakrishnan

The balance 57, the budget is almost flat.  Of 19%, we are seeing some decrease.

Romit

Hi, this is Romit from Dow Jones.  What is the pricing outlook for this financial year ?

Kris Gopalakrishnan

So, the pricing is flat.  We have assumed a flat pricing in our model also.

Male Speaker

Mr. Gopalakrishnan, what is the outlook for inorganic growth.  Are you looking at any possible acquisitions given the fact that…….

Kris Gopalakrishnan

There are two possible types of acquisitions, one when we win a large deal, when we go after outsourcing deal.  As part of that, we may have to take over employees. The BPO did the Philips deal recently and as part of that, they got 1,400 employees.  They have got operations in Poland, in Thailand and in India.  So, that is one type of acquisition and we will continue to pursue those.  We will be adding customer employees to our rolls, when we win some of these deals.  The second type is acquisition of a company in our business, the traditional definition of acquisition.  We are pursuing these, when we find the right company and they want to be acquired, the parameters fit what we look for and then we will be doing an acquisition.  We are actively pursuing acquisition but of the right company.

Balaji

Sir, the last quarters’ is only not for the whole year, it has come down from 6.44 billion to 4.51.  What is the outlook for this year?  What has been the impact actually on your infrastructure expenditure in view of the steep rise in cost of steel and cement sir?

Mohandas Pai

Steel is in short supply and cement is just getting balanced and I think the prices have gone up by about 40% for steel but steel makes up only about 20% of the total consumption.  We have seen that, in most of our construction, we are 60% to 70% complete.  So, the need for steel is less.  We have factored in an 8% to 10% overall increase in the total cost of the project in our projections.  This year, we are going to spend between Rs. 1,000 to Rs. 1,200 crores on CAPEX as against last year we spent about Rs. 1,350 crores.

Balaji

Is it possible to give any breakup, Bangalore plus outside ?

Mohandas Pai

It is in the web Balaji.  We are putting on the web.  Okay, I will just give it you.  Yeah, yeah…we got it….we got it.  We have got 16 million square feet of space under use with 77,754 seats.  We are building 8.4 million square feet right now, out of which Bangalore is only 330,000 square feet.  Chennai is 1.2 million.  Pune is 1.6 million.  Mysore is 4 million.  We are building 26,900 seats.  Bangalore is only 1,636.

Balaji

That means, there is not enough scope to go here and you did not get the second….

Mohandas Pai

Absolutely Balaji, what you are saying is right.  We have still not gotten any land.  I mean the whole thing is in a limbo right now.

Balaji

This year, you mean, the Bangalore project or expansion is shelved or on hold for the time being ?

Mohandas Pai

There is nothing to build on.

Female Speaker

Can you give some perspective on wage hike for this year as well ?

Mohandas Pai

This year we are giving a wage hike of about 11% to 13% offshore and 4% to 5% abroad, 11% to 13% as against 12% to 15% the previous year.  Since the finance minister has given us a very large gift to the people of this country in reducing tax rates, I think the hike will be along with the tax benefits, may be equal to or slightly higher than the last year.

Ms. Gayatri

Your net addition is in this quarter about 28% of last quarter.  What does this indicate?

Mohandas Pai

Gayatri, the additions in the fourth quarter is always less.  In the fourth quarter that is nobody left in the colleges.  All college graduates have been hired and laterals do not move in the fourth quarter because in the first quarter they get their increment.  With the new increment, they move on and try to get more.  So, they are all waiting for the increments to come out in April. Traditionally, fourth quarter is not hiring quarter.

Male Speaker

Mr. Pai, you are seeing a kind of a distinct slowdown in the attritions rate given the kind of pessimistic global outlook that is coming out.  You are seeing a kind of a slowdown, is voluntary attrition, is it coming down?

Mohandas Pai

Yes, I think the attrition has come down.  In fact, it is a very interesting phenomena this quarter.  We had 1,988 people leave us in the services business, which is the lowest this year.  Traditionally, the first quarter is the lowest.  Last year first quarter was 1,610 and last quarter 1,700.  This year first quarter was 2,118 and last quarter was 1,988.  For the first time in three years, the people who left us in the fourth quarter are less than the people who left us in the first quarter.  I do not know whether it is due to the slowdown or whatever it is because we do not have any data but it really means that the attrition is down.  Attrition is down and I want to point out here. Infosys has enough cash in the bank to pay salaries to everybody for one year without doing a single penny of work.  This is financially a very, very strong company.  We are committed to our people. So I think when people see how strong the company is, they thin k their future is here and they will stay with us.

Male Speaker

V. Balakrishnan

It is around 31.5%.  It is similar to what it was in fiscal-07 and going forward also, our guidance assumes that the operating margin will remain at the same level within a narrow band of 40 to 50 basis points.

Male Speaker

V. Balakrishnan

That is the PBIDT as per India.  US GAAP operating margins around 28%.

Female Speaker

Have you seen a drop in your average billing rate?

S.D. Shibulal

We have not seen any drop in our average billing rate.  Revenue productivity went up by 0.2% in Q4.   Year-on-year, it has gone up by close to 5%, that is FY-08 over FY-07.

Male Speaker

Among the 24 that you have said have indicated that there is increased budgets and you also mentioned in general that several large customers are thinking about increasing off-shoring.  What kind of time frames are they talking about ?

Kris Gopalakrishnan

See, these large deals typically takes six to nine months for completion and in this period, we may see some slight delay in some of them.  We have factored some of these and that is how we have given the guidance.  It is just not just 24, as I said every one of them have indicated that, their allocation for off-shore, the proportion of their budget which goes to off-shore will see an increase and will continue to see an increase is what they are telling us.

Balaji

Will there be any shift in the first two quarters in terms of your onsite-offshore ratio?

Kris Gopalakrishnan

See our onsite-offshore ratio is approximately onsite is 31% and offshore is 69%.  So, that ratio will, quarter-upon-quarter will slightly go up and down, but it will maintain the same average number in the foreseeable future.  Unless, there is a significant change in the business model which we are not seeing right now, this ratio will continue to be maintained.

Balaji

The BFSI sector, you see the growth opportunities and you see that there could be…. Is it only for maintenance or the spending is going to be on the new technology and new service lines?

Kris Gopalakrishnan

Across different service lines, we are seeing growth.  We are seeing opportunities for consulting.  We are seeing opportunities for enterprise solution which is package implementation.  We are seeing opportunities in system integration, very large projects are actually possible in system integration.  We are seeing opportunities in infrastructure management.  We are seeing opportunities in application development and maintenance.  We are seeing opportunities in BPOs.  So, we are seeing opportunities in all the service lines.  More and more the larger deals are multi-service deals which means that we package let us say infrastructure management plus BPO plus consulting or we package, package implementation with consulting or we package system integration with all of the above.  So, the deals are becoming more complex and becoming multi-service and that is one of the reasons why we believe that the larger companies have a better traction in being ab le to support the clients today.  As the relationship becomes more strategic, clients are doing more business with larger companies and I think the reason is because of the multi-service capabilities, the full service capabilities of these companies.

Female Speaker

Could you give an idea of what percentage of your large deals are the multi-service deals and how much it has changed from the earlier times?

S.D. Shibulal

This quarter also we have closed four major deals and one of them is between $ 200 to 300 million.   At least, 50% of the deals which we have closed are in multi-service deals.

Male Speaker

S.D. Shibulal, you are consulting and China subsidiary continue to make losses.  Are you still in the investment mode there and when do you see a significant turnaround in these businesses ?

S.D. Shibulal

So, consulting next year is slated to breakeven.  China will continue to be in the investment mode in the current year.  Current year, Consulting will breakeven and China will be in investment mode.

Bani

Thank you everybody.  We will break for lunch now.  Spokespeople will be available for one-on-one sessions.  Thank you.

Kris Gopalakrishnan

Thank you everyone and see you next quarter.